FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




24 February 2005

                 COLT TO DEPLOY HUAWEI TECHNOLOGY ACROSS EUROPE
Further demonstration of commitment to deliver innovative solutions and services

COLT Telecom Group plc today announced that it is extending its range of key suppliers to include Huawei Technologies. Initially, COLT will deploy Huawei Quidway Router platforms into its market-leading Internet Access and IPVPN Corporate services. COLT is one of the leading providers of IPVPNs in Europe with more than 850 business customers benefiting from secure networks that can connect data centres, offices, homeworkers, suppliers and customers using high bandwidth technology and low-cost DSL access.

The choice of Huawei, one of the fastest growing telecommunication network solutions providers emerging from China, is in line with COLT's 'Future in Focus' strategy and is a further demonstration of the company's commitment to innovation and cost leadership by delivering high quality, competitively priced business communications services which incorporate the features and flexibility demanded by customers. COLT will work with Huawei in the future to ensure that customers continue to reap the benefits of technological advances in telecoms networks.

"We have been impressed by the quality and the support that Huawei has been able to offer us," said Ken Starkey, Chief Operating Officer. "We believe Huawei can deliver increased value to our customers and we look forward to exploring how to bring more of their innovative technology into our networks."

"We are delighted to form this pan-European relationship with COLT," said William Xu, EVP Huawei Technologies. "The fact that a service provider with such a strong reputation for customer service has agreed to work closely with Huawei is further endorsement of our ability to deliver and support the most sophisticated managed data services in the market."

Huawei will also provide support services including integrated supply chain management, logistics, technical support services and technical training across Europe.

About COLT
COLT Telecom Group plc is a leading pan-European provider of business communications services and solutions. The company owns an integrated 20,000 kilometre network that directly connects more than 10,000 buildings in 32 major cities in 13 countries augmented with a further 42 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.
COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net

About Huawei - www.huawei.com
Established in 1988, Huawei Technologies is a high-tech enterprise which specialises in research and development (R&D), production and marketing of communications equipment, providing customised network solutions for telecom carriers in optical, fixed, mobile and data communications networks. Huawei's customers include China Telecom, China Mobile, China Netcom, China Unicom as well as Thai AIS, Telefonica, SingTel, Hutchison Telecom, PCCW HKT, SUNDAY, Etisalat (UAE), Telemar (Brazil), Rostelecom (Russia), BT, Neuf Telecom (France) etc. Huawei's contracted sales in 2004 reached 5.58 billion USD, an increase of 45% year on year. For further information please contact: Lucinda Stubbs, Huawei Technologies - lustubbs@huawei.com

For further information contact:

Gill Maclean
COLT Telecom
Tel: +44 20 7863 5314
Email: gill.maclean@colt-telecom.com

Henny Valder
COLT Telecom
Tel: +44 20 7947 1610
Email: henny.valder@colt-telecom.com








                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 February, 2005                                COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary